Exhibit 12.1

Midstates Petroleum Company, Inc.

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preference Dividends
to Earnings

(in thousands, except ratios)

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings available before fixed charges:
Pre-tax income (loss)	(12,922)	7,789	16,657	(15,635)	(11,752)	(6,422)
Add: Fixed charges	18,036	24,755	5,723	2,114	981	871
Total additive items	5,114	32,544	22,380	(13,521)	(10,771)	(5,551)
Less: Capitalized interest	(7,054)	(11,175)	(2,600)	(1,654)	(830)	—
Total earnings available for fixed charges	$(1,940)	$21,369	$19,780	$(15,175)	$(11,601)	$(5,551)

Interest expensed	$9,883	$11,711	$2,094	$—	$—	$854
Interest capitalized	7,054	11,175	2,600	1,654	830	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	984	1,529	850	314	41	—
Portion of rental expense which represents interest factor (1)	115	340	179	146	110	17
Total Fixed Charges	$18,036	$24,755	$5,723	$2,114	$981	$871

Ratio of earnings to fixed charges	(b)	(c)	3.5	(d)	(e)	(f)

Total fixed charges	$18,036	$24,755	$5,723	$2,114	$981	$871
Pre-tax preferred dividends (a)	6,803	10,844	—	—	—	—
Total fixed charges plus preferred dividends	$24,839	$35,599	$5,723	$2,114	$981	$871

Ratio of earnings to combined fixed charges and preferred dividends	(b)	(c)	3.5	(d)	(e)	(f)

(1)         One-third of rent expense was the proportion deemed representative of the interest factor.

(a)         Prior to October 1, 2012, the Company did not have any preferred stock outstanding.  Preferred dividends shown herein relate to the Company’s Series A Mandatorily Convertible Preferred Stock (“Series A Preferred Stock”) issued on October 1, 2012, which allows, at the Company’s option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference.  Pre-tax preferred stock dividend amounts for the three months ended March 31, 2013 and the year ended December 31, 2012 were calculated utilizing the Company’s effective tax rate for the applicable periods (39.5% for March 31, 2013 and 40.1% for the year ended December 31, 2012) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference.

(b)         Earnings for the three months ended March 31, 2013 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $20.0 million and $26.8 million, respectively.

(c)          Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $3.4 million and $14.2 million, respectively.

(d)         Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $17.3 million and $17.3 million, respectively.

(e)          Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $12.6 million and $12.6 million, respectively.

(f)           Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $6.4 million and $6.4 million, respectively.